UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

MediaAlpha, Inc.

(Name of Subject Company (Issuer))

White Mountains Insurance Group, Ltd.
WM Hinson (Bermuda) Ltd.
(Names of Filing Persons (Offerors))

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

58450V104

(CUSIP Number of Class of Securities)

Robert L. Seelig, Esq.

Executive Vice President and General Counsel
White Mountains Insurance Group, Ltd.
23 South Main Street, Suite 3B
Hanover, New Hampshire 03755-2053
Telephone: (603) 640-2200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Andrew J. Pitts, Esq. David J. Perkins, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 Telephone: (212) 474-1000	David Lopez, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 Telephone: (212) 225-2632

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO, initially filed by White Mountains Insurance Group, Ltd., an exempted company organized and existing under the laws of Bermuda (“White Mountains”), and WM Hinson (Bermuda) Ltd., an exempted company organized and existing under the laws of Bermuda and wholly owned subsidiary of White Mountains (together with White Mountains, the “Purchasers”), with the Securities and Exchange Commission on May 26, 2023 (as amended as of the date hereof, the “Schedule TO”), which relates to the offer by the Purchasers to purchase up to an aggregate of 5,000,000 shares of Class A Common Stock, $0.01 par value per share (each, a “Common Share”), of MediaAlpha, Inc., a Delaware corporation, at a price of $10.00 per Common Share, net to the seller in cash, less any applicable withholding taxes and without interest.

Except as otherwise set forth below, the information set forth in the Schedule TO, including all exhibits thereto that were previously filed with the Schedule TO, remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 1. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase dated May 26, 2023 and the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

ITEM 11. ADDITIONAL INFORMATION

(1)	Item 11 of the Schedule TO is hereby amended and supplemented by adding the following to the end thereof:

On June 27, 2023, White Mountains issued a press release announcing the preliminary results of the Offer, which expired at one minute following 11:59 P.M., New York City time on Monday, June 26, 2023. A copy of such press release is filed herewith as Exhibit (a)(5)(ii) to the Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS

(1)	Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(ii)	Press Release issued by White Mountains Insurance Group, Ltd., dated June 27, 2023.*

*Filed herewith

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2023

WHITE MOUNTAINS INSURANCE GROUP, LTD.

By:	/s/ Robert L. Seelig
	Name:	Robert L. Seelig
	Title:	Executive Vice President and General Counsel

WM Hinson (Bermuda) Ltd.

By:	/s/ John Sinkus
	Name:	John Sinkus
	Title:	Vice President